FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 25, 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X               Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 25, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2011

A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 25 October 2011—ARM Holdings plc announces its unaudited financial results for the third quarter and nine months ended 30 September 2011.

	Normalised*			IFRS
Q3 2011 – Financial Summary	Q3 2011	Q3 2010	% Change	Q3 2011	Q3 2010
Revenue ($m)	192.3	158.1	22%	192.3	158.1
Revenue (£m)	120.2	100.4	20%	120.2	100.4
Operating margin	44.6%	37.7%		34.0%	18.6%
Profit before tax (£m)	55.8	38.8	44%	43.0	19.6
Earnings per share (pence)	3.05	2.08	47%	2.29	1.09
Net cash generation**	43.7	65.0
Effective revenue fx rate ($/£)	1.60	1.58

YTD 2011 – Financial Summary	Normalised*			IFRS
	YTD 2011	YTD 2010	% Change	YTD 2011	YTD 2010
Revenue ($m)	568.0	451.7	26%	568.0	451.7
Revenue (£m)	354.0	292.6	21%	354.0	292.6
Operating margin	43.9%	40.1%		28.8%	24.8%
Profit before tax (£m)	160.7	119.9	34%	107.3	75.1
Earnings per share (pence)	8.75	6.45	36%	5.79	4.17
Net cash generation**	152.3	139.2
Effective revenue fx rate ($/£)	1.60	1.54

Progress on key growth drivers in Q3
•	Growth in adoption of ARM® processor technology
o	28 processor licenses, including 14 new customers, many of whom are established semiconductor companies buying their first ARM processor license
o	9 Cortex™-A and 14 Cortex-M series processor licenses signed, including a next generation processor designed for the smallest and most energy-efficient embedded microcontrollers
o	Licenses signed for a broad range of end-markets including automotive applications, computers, microcontrollers, mobile phones, enterprise networking, sensors and smartcards
•	Growth in shipments of chips based on ARM-processor technology
o	1.0 billion chips shipped into mobile phones and mobile computers, up 10% year-on-year
o	0.9 billion chips shipped into consumer and embedded digital devices, up 50% year-on-year
•	Growth in outsourcing of new technology
o	Physical IP: 4 Processor Optimisation Pack (POP) licenses signed for Cortex-A series processors, including the first Cortex-A15 POP at 28nm
o	Mali™ Graphics: 2 Mali licenses signed for mobile computing and digital TV

Warren East, Chief Executive Officer, said:
“In the third quarter of 2011, we saw a continued high level of design activity with many new customers licensing ARM technology for the first time, driven by end market requirements for smarter, low-power chips.  Demand for our technology has come from a broad range of applications, from sensors to computers.  Over the last year we have seen strong growth in shipments of ARM technology-based chips, with a 50% increase of shipments into non-mobile markets such as digital TVs, microcontrollers and networking applications.  Royalty revenues in Q3 have been impacted by the below seasonal growth in the semiconductor industry, but we continue to gain share.  With customers looking to design ARM technology into a widening product portfolio, ARM is continuing to invest in the development of new products to drive long-term growth in our revenues, profits and cash.”

Outlook
ARM enters the final quarter of 2011 with a healthy opportunity pipeline for licensing and an order backlog which remains at historically high levels. This combination points to another strong quarter for license revenue in Q4 and a robust order backlog at the year end.  ARM Q4 royalty revenues are generated from third quarter chip shipments.  Data for the third quarter indicates that relevant industry revenues were broadly flat sequentially.

Notwithstanding the below seasonal activity levels in the wider semiconductor industry, we expect that group dollar revenues for the full-year 2011 will be in line with current market expectations of around $763 million.

Q3 2011 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2011	Q3 2010	% Change	Q3 2011	Q3 2010	% Change
PD
Licensing	59.7	42.2	41%	37.8	26.6	43%
Royalties	84.2	70.4	20%	52.1	44.8	16%
Total PD	143.9	112.6	28%	89.9	71.4	26%
PIPD
Licensing	12.9	10.5	23%	8.2	6.7	22%
Royalties1	12.6	11.3	12%	7.8	7.2	8%
Total PIPD	25.5	21.8	17%	16.0	13.9	15%
Development Systems	12.5	15.6	-20%	7.8	10.0	-22%
Services	10.4	8.1	29%	6.5	5.1	27%
Total Revenue	192.3	158.1	22%	120.2	100.4	20%
1 Includes catch-up PIPD royalties of $1.7m (£1.1m) in Q3 2011 and $0.6m (£0.4m) in Q3 2010.

YTD 2011 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2011	YTD 2010	% Change	YTD 2011	YTD 2010	% Change
PD
Licensing	169.0	113.0	49%	106.4	72.0	48%
Royalties	256.5	209.6	22%	158.5	137.3	15%
Total PD	425.5	322.6	32%	264.9	209.3	27%
PIPD
Licensing	37.8	29.8	27%	23.9	19.1	25%
Royalties1	34.4	31.8	8%	21.1	20.7	2%
Total PIPD	72.2	61.6	17%	45.0	39.8	13%
Development Systems	39.8	43.8	-9%	24.8	28.6	-13%
Services	30.5	23.7	29%	19.3	14.9	29%
Total Revenue	568.0	451.7	26%	354.0	292.6	21%
1 Includes catch-up PIPD royalties of $2.3m (£1.4m) in YTD 2011 and $1.3m (£0.8m) in YTD 2010.

Notes
*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 4.1 to 4.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back share buybacks, dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related charges, and deducting inflows from share option exercises and proceeds from investment disposals – see notes 4.8 to 4.12.

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Daniel Thole	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400796

Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2011 were $192.3 million, up 22% versus Q3 2010.  Q3 sterling revenues of £120.2 million were up 20% year-on-year.

Year-to-date dollar revenues amounted to $568.0 million, up 26% on 2010.

License revenues
Total dollar license revenues in Q3 2011 increased by 38% year-on-year to $72.6m, representing 38% of group revenues.  License revenues comprised $59.7 million from PD and $12.9 million from PIPD.

Group order backlog at the end of Q3 2011 was flat sequentially.  Group order backlog is at historically high levels and prospects for backlog at the year-end look promising.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q3 2011 generated from semiconductor unit shipments in Q2 2011.  Total dollar royalty revenues in Q3 2011 increased year-on-year by 19% to $96.8 million, representing 50% of group revenues.  This compares with industry revenues1 increasing by about 1% in the shipment period (i.e. Q2 2011 compared to Q2 2010), demonstrating ARM’s continuing market share gains over the last 12 months.

ARM’s Q3 royalty revenue has been impacted by the slowdown of sales by Japanese semiconductor companies.  The earthquake and subsequent tsunami disrupted energy supplies and the semiconductor supply chain in the second quarter.

Royalty revenues comprised $84.2 million from PD and $12.6 million from PIPD (including $1.7 million of catch-up royalties).

Development Systems and Service revenues
Sales of development systems in Q3 2011 were $12.5 million, a decrease of 20% year-on-year and representing 7% of group revenues. Developments systems business consists of an underlying run-rate of smaller deals plus the occasional large software deal.  In Q3 2010 three large software tools deals were signed, compared to none in Q3 2011.

Service revenues in Q3 2011 were $10.4 million, an increase of 29% year-on-year and representing 5% of group revenues.

Gross margins
Gross margins in Q3 2011, excluding the share-based payments charge of £0.8 million (see below), were 94.9% compared to 94.8% in Q2 2011 and 94.2% in Q3 2010.

1 Source: Semiconductor Industry Association, October 2011.

Operating expenses and operating margin
Normalised income statements for Q3 and YTD 2011 and Q3 and YTD 2010 are included in notes 4.13 to 4.16 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payment and restructuring charges) were £60.5 million in Q3 2011 compared to £59.4 million in Q2 2011 and £56.6 million in Q3 2010.  Operating expenses in Q3 2011 benefitted from a net credit largely due to the impact of a stronger dollar on the accounting of derivative instruments.  Normalised operating expenses in Q4 2011 (assuming effective exchange rates similar to current levels) are expected to be in the range £63-65 million.  The underlying sequential increase in operating costs expected in Q4 is due to ARM’s on-going investment in the development and deployment of next generation technology.

Normalised operating margin was 44.6% in Q3 2011, compared to 44.5% in Q2 2011 and 37.7% in Q3 2010.

Normalised research and development expenses were £29.8 million in Q3 2011, representing 25% of revenues, compared to £28.9 million in Q2 2011 and £26.4 million in Q3 2010.  Normalised sales and marketing expenses were £15.6 million in Q3 2011, being 13% of revenues, compared to £13.7 million in Q2 2011 and £13.3 million in Q3 2010.  Normalised general and administrative expenses were £15.1 million in Q3 2011, representing 13% of revenues, compared to £16.8 million in Q2 2011 and £16.9 million in Q3 2010.

Total IFRS operating expenses in Q3 2011 were £72.4 million (Q3 2010: £74.9 million) including share-based payment costs and related payroll taxes of £10.9 million (Q3 2010: £12.2 million), and amortisation of intangible assets and other acquisition-related charges of £1.1 million (Q3 2010: £2.9 million).

Total share-based payment costs and related payroll tax charges of £11.7 million in Q3 2011 were included within cost of revenues (£0.8 million), research and development (£7.0 million), sales and marketing (£2.3 million) and general and administrative (£1.6 million).

Earnings and taxation
Profit before tax was £43.0 million in Q3 2011 compared to £19.6 million in Q3 2010. After adjusting for acquisition-related, share-based payments costs and Linaro-related charges, normalised profit before tax in Q3 2011 was £55.8 million compared to £38.8 million in Q3 2010.  The Group's effective normalised tax rate was 24.8% in Q3 2011 (IFRS: 26.9%) compared to 27.5% (IFRS: 24.5%) in Q3 2010. The Group’s effective normalised tax rate for the full year 2011 is estimated to be approximately 25%.

In Q3 2011, fully diluted earnings per share were 2.29 pence (10.68 cents per ADS2) compared to earnings per share of 1.09 pence (5.16 cents per ADS) in Q3 2010. Normalised fully diluted earnings per share in Q3 2011 were 3.05 pence per share (14.24 cents per ADS) compared to 2.08 pence (9.82 cents per ADS) in Q3 2010.

Balance sheet

Intangible assets at 30 September 2011 were £549.4 million, comprising goodwill of £538.1 million and other intangible assets of £11.3 million, compared to £523.0.0 million and £12.4 million respectively at 30 June 2011.

Total accounts receivable were £85.4 million at 30 September 2011, comprising £79.1 million of trade receivables and £6.3 million of amounts recoverable on contracts, compared to £78.3 million at 30 June 2011, comprising £68.6 million of trade receivables and £9.7 million of amounts recoverable on contracts.

Days sales outstanding (DSOs) were 40 at 30 September 2011 compared to 43 at 30 June 2011 and 40 at 30 September 2010.

Cash flow
Net cash at 30 September 2011 was £397.2 million compared to £353.8 million at 30 June 2011. Normalised free cash flow in Q3 2011 was £43.7 million.

2 Each American Depositary Share (ADS) represents three shares.

Operating review

Processor licensing
Twenty-eight processor licenses were signed in Q3 across a broad range of end markets for use in the simplest of microcontrollers to the most advanced mobile computers.  These included:
•	Deeply embedded products such as automotive applications, embedded computers, a range of microcontroller applications, sensors and smartcards;
•	Enterprise applications such as networking and storage;
•	Smart consumer devices such as digital TVs, mobile phones and mobile computers.

Half of the deals signed were with companies taking their first processor license with ARM.  The majority of the new customers are established semiconductor companies choosing ARM technology for the first time.  As the trend towards smarter products gains pace, so semiconductor companies are finding ARM technology instrumental in helping them gain share in an increasingly competitive market place.

Twenty-six of the licenses were for ARM’s advanced Cortex and Mali graphics processors.  ARM signed licenses for nine Cortex-A series processors, including three Cortex-A15 processors for use in networking, mobile and embedded computing applications.  There were another fourteen Cortex-M series licenses taking the total signed to date to over 120.  These included another lead licensee for ARM's next-generation processor – its smallest and most efficient Cortex-M series processor to date, aimed at ultra-low power embedded applications.  ARM signed two licenses for Mali graphics processors for use in digital TV and mobile computing, one for the latest Mali-T658, and one with a semiconductor company taking their first Mali license, bringing the number of companies licensing Mali graphics technology to forty-three.

Q3 2011 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total
ARM7™				172
ARM9™		2	2	271
ARM11™				82
Cortex-A	3	6	9	86
Cortex-R		1	1	22
Cortex-M	9	5	14	123
Mali	2*		2	53
Other				20
Total	14	14	28	829
* Includes an existing ARM customer taking their first Mali license.

Processor Design Wins and Ecosystem Development
Over the last few months many leading technology companies have announced details of their ARM-based product developments.  These included:
•	Microsoft giving more details about Windows 8 on ARM technology-based chips, with NVIDIA, Qualcomm and Texas Instruments demonstrating the Windows Developer Preview;
•
Broadcom, Freescale, HiSilicon, LG, Samsung, ST-Ericsson and Texas Instruments announcing their intention to develop chips for smartphones and mobile computers utilizing Cortex-A7, ARM’s newest and most energy-efficient processor that can also be paired with Cortex-A15 to deliver low-power and high-performance in the same device;

•	Several ARM partners announcing new elements to their microcontroller (MCU) strategies:
o	Atmel released a new version of its Arduino community-based development kit based on an ARM Cortex-M3 microcontroller;
o	Freescale released details about their latest family of ultra low-power MCUs for cost sensitive applications;
o	STMicroelectronics launched a high-speed Cortex-M4 based MCU for electric motor control and medical applications;
o	TI announced new MCU families for safety-critical systems and industrial automation.

Many more partner announcements can be found on the ARM website at http://www.arm.com/news.

Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD dollar royalty revenues in Q3 2011 increased 20% year-on-year.  This compares with industry revenues increasing by about 1%3 in the shipment period (i.e. Q2 2011 compared to Q2 2010), demonstrating ARM’s market share gains over the last 12 months.

Q3 revenue came from the sales of about 1.9 billion ARM technology-based chips.

ARM continued to gain share in non-mobile end-markets. Non-mobile processor shipments now represent 45% of all ARM-based shipments, up from less than 40% one year ago.  Shipments of ARM technology-based microcontrollers were particularly strong, growing over 80% year on year, compared to less than 10% growth for the overall microcontroller market4.  Part of this growth was due to an increase in sales of Cortex-M series processor-based chips, which now represent 14% of all processor shipments, up from 6% in Q3 2010.

The Cortex processor family now represents 22% of all units shipped, up from 19% in the prior quarter.  This sequential increase is primarily due to shipments of Cortex-M series processors in microcontrollers and smartcards, and an increase in Cortex-A series processor shipments driven by high-end smartphones and mobile computers adopting smarter applications processors. Cortex-A series processors now represent 5% of all shipments, up from 2% in Q3 2010.

The average royalty per chip decreased sequentially from 4.5 cents to 4.4 cents as the strong growth in high-volume low-cost chips, such as microcontrollers, smartcards and touch screen controllers outweighed the growth in Cortex-A processor-based chips, which typically command higher average royalty percentages and are normally associated with higher value chips.

The growth in mobile computing and super-smartphones continues to benefit ARM. In Q3 2011, ARM’s customers reported a greater than 300% year-on-year increase in Cortex-A processor-based wireless and mobile computing chips.  The first smartphone containing a dual-core Cortex-A9 started shipping in volume at the start of this year, and in Q2 the penetration of dual-core applications processors had risen to about 15%5 penetration of smartphones.  For the quarter, ARM achieved an average of 2.4 ARM technology-based chips per mobile handset, down from 2.5 chips per phone in Q2 2011. The number of chips per phone decreased as more discrete WiFi and Bluetooth connectivity processors were integrated onto the same chip. In Q3 2011, ARM’s partners reported a doubling of integrated WiFi and Bluetooth chip shipments compared with the same quarter last year.  Chips that integrate multiple functions into a single chip often contain several ARM processors.  Typically, ARM receives a higher percentage of the chip price when there is more ARM technology integrated into the chip.

Q3 2011 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	45%	Mobile	55%
ARM9	24%	Enterprise	17%
ARM11	9%	Home	4%
Cortex	22%	Embedded	24%

PIPD licensing
In Q3, ARM signed a physical IP license with UMC for a new 28nm royalty-bearing platform, extending the companies' decade-long partnership.  This platform targets a wide range of applications that include portable devices, such as mobile and wireless devices, and high performance applications, such as digital home and high-speed networking. Cumulatively, 81 physical IP platform licenses have now been signed and it is this base of platform licenses that drives ARM’s future royalty potential.

ARM is seeing increasing demand for physical IP optimised for use with our advanced Cortex-A series processors.  These packages enable the licensee to reproduce a high-performance, low-power processor implementation using pre-built components.  During the quarter we signed four licenses for Cortex-A9 and Cortex-A15 processor optimisation packs (POPs) at 28nm, 32nm and 40nm nodes, for use in digital TV and mobile computing applications, including the first POP for Cortex-A15 on 28nm.

In addition, we signed agreements to create more POPs for Cortex-A series processors at the 28 and 20nm nodes.

3 Source: Semiconductor Industry Association, October 2011.
4 Source: Semiconductor Industry Association, October 2011.
5 Source: Strategy Analytics, September 2011.

Q3 2011 and Cumulative PIPD Licensing Analysis
	Process Node (nm)	Total	Platform analysis (nm)	Royalty-Bearing Foundry Platforms at Each Node
New Royalty-Bearing Foundry Platform Licenses	28	1	22/20	2
			32/28	8
			45/40	8
			65	12
	Total for	Cumulative	90	11
	Quarter	Total	130	19
Processor Optimisation Packs	4	21	180 to 250	21
			Total	81

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and GLOBALFOUNDRIES.  Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.

Underlying PIPD royalties in Q3 2011 were $11.0 million, up 3% sequentially, broadly in line with foundry revenue growth in the relevant period.  Royalty revenue from physical IP at advanced nodes, at 65nm and beyond, continues to increase and now accounts for approximately one third of revenues.

People
At 30 September 2011, ARM had 2,039 full-time employees, a net increase of 150 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q3, the group had 850 employees based in the UK, 530 in the US, 234 in Continental Europe, 293 in India and 132 in the Asia Pacific region.

Given the broad range of opportunities, ARM is investing in its R&D programs and operations, and expects some further recruitment in Q4 2011.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2010 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2010 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend itself against claims that we have infringed others’ proprietary rights; an infringement claim or a significant damages award would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

ARM Holdings plc
Consolidated balance sheet - IFRS

	30 September 2011	31 December 2010
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	39,420	29,363
Short-term deposits	284,907	247,466
Embedded derivatives	1,391	2,303
Accounts receivable (see note 3)	85,435	105,668
Prepaid expenses and other assets	27,668	18,431
Current tax assets (see note 3)	9,372	3,646
Inventories: finished goods	2,503	1,784
Total current assets	450,696	408,661

Non-current assets:
Available-for-sale financial assets	27,892	20,329
Long-term deposits	76,852	15,000
Loans and receivables	1,997	1,934
Prepaid expenses and other assets	3,129	1,920
Property, plant and equipment	16,601	13,847
Goodwill	538,147	532,285
Other intangible assets	11,292	12,099
Deferred tax assets	80,936	78,587
Total non-current assets	756,846	676,001

Total assets	1,207,542	1,084,662

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	9,490	4,305
Fair value of currency exchange contracts	4,082	201
Accrued and other liabilities (see note 3)	69,993	72,028
Current tax liabilities (see note 3)	542	20,216
Deferred revenue	78,932	72,049
Total current liabilities	163,039	168,799

Non-current liabilities:
Deferred revenue	17,137	20,657
Deferred tax liabilities	30	301
	17,167	20,958
Total liabilities	180,206	189,757

Net assets	1,027,336	894,905

Capital and reserves attributable to equity holders of the Company
Share capital	675	672
Share premium account	357,351	351,578
Share option reserve	61,474	61,474
Retained earnings	507,399	381,379
Cumulative translation adjustment	100,437	99,802
Total equity	1,027,336	894,905

ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended 30 September 2011 Unaudited	Quarter ended 30 September 2010 Unaudited	Nine months ended 30 September 2011 Unaudited	Nine months ended 30 September 2010 Unaudited
	£’000	£’000	£'000	£'000
Revenues	120,167	100,353	354,027	292,649

Cost of revenues	(6,894)	(6,752)	(21,140)	(19,505)

Gross profit	113,273	93,601	332,887	273,144

Research and development	(37,387)	(38,290)	(122,416)	(103,115)
Sales and marketing	(18,017)	(17,846)	(52,424)	(50,401)
General and administrative	(16,968)	(18,789)	(56,212)	(46,915)
Total operating expenses, net	(72,372)	(74,925)	(231,052)	(200,431)

Profit from operations	40,901	18,676	101,835	72,713

Investment income	2,145	910	5,441	2,394

Profit before tax	43,046	19,586	107,276	75,107
Tax	(11,593)	(4,789)	(27,708)	(18,842)

Profit for the period	31,453	14,797	79,568	56,265

Earnings per share
Basic and diluted earnings	31,453	14,797	79,568	56,265

Number of shares (‘000)
Basic weighted average number of shares	1,348,057	1,318,120	1,343,123	1,310,341
Effect of dilutive securities: Share options and awards	27,912	36,402	31,052	37,936
Diluted weighted average number of shares	1,375,969	1,354,522	1,374,175	1,348,277

Basic EPS (pence)	2.3	1.1	5.9	4.3
Diluted EPS (pence)	2.3	1.1	5.8	4.2

Diluted earnings per ADS (cents)	10.7	5.2	27.1	19.7

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended 30 September 2011 Unaudited	Quarter ended 30 September 2010 Unaudited	Nine months ended 30 September 2011 Unaudited	Nine months ended 30 September 2010 Unaudited
	£’000	£’000	£’000	£’000
Profit for the period	31,453	14,797	79,568	56,265
Other comprehensive income:
Unrealised holding gain on available-for-sale investments (net of tax of £nil)	-	-	-	155
Currency translation adjustment	13,598	(29,268)	635	12,838
Other comprehensive income /(loss) for the period	13,598	(29,268)	635	12,993
Total comprehensive income/(loss) for the period	45,051	(14,471)	80,203	69,258

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

	Share capital	Share premium account	Share option reserve	Retained earnings	Reval- uation reserve	Cumulative translation adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the period	−	−	−	56,265	−	−	56,265
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	12,838	12,838
Total comprehensive income for the nine month period	−	−	−	56,265	155	12,838	69,258
Dividends	−	−	−	(19,022)	−	−	(19,022)
Credit in respect of employee share schemes	−	−	−	19,943	−	−	19,943
Movement on tax arising on share options and awards	−	−	−	31,189	−	−	31,189
Proceeds from sale of own shares	−	−	−	23,135	−	−	23,135
	−	−	−	55,245	−	−	55,245
At 30 September 2010 (unaudited)	672	351,578	61,474	353,460	−	96,016	863,200

At 1 January 2011 (audited)	672	351,578	61,474	381,379	−	99,802	894,905
Profit for the period	−	−	−	79,568	−	−	79,568
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	635	635
Total comprehensive income for nine month period	−	−	−	79,568	−	635	80,203
Shares issued on exercise of share options and awards	3	5,773	−	−	−	−	5,776
Dividends	−	−	−	(23,412)	−	−	(23,412)
Credit in respect of employee share schemes	−	−	−	29,701	−	−	29,701
Movement on tax arising on share options and awards	−	−	−	38,246	−	−	38,246
Proceeds from sale of own shares	−	−	−	1,917	−	−	1,917
	3	5,773	−	46,452	−	−	52,228
At 30 September 2011 (unaudited)	675	357,351	61,474	507,399	−	100,437	1,027,336

Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 September 2011 and 31 December 2010, consolidated income statements and consolidated statements of comprehensive income for the three months and nine months ended 30 September 2011 and 2010, and consolidated statements of changes in shareholders’ equity for the nine months ended 30 September 2011 and 2010, together with related notes.  This condensed set of consolidated interim financial information for the nine months ended 30 September 2011 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with IFRSs as adopted by the European Union.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 September 2011 are total share-based payment costs (including related payroll taxes) of £11.7 million (2010: £13.1 million), allocated £0.8 million (2010: £0.9 million) in cost of revenues, £7.0 million (2010: £7.9 million) in research and development expenses, £2.3 million (2010: £2.5 million) in sales and marketing expenses and £1.6 million (2010: £1.8 million) in general and administrative expenses.

Included within the consolidated income statement for the nine months ended 30 September 2011 are total share-based payment costs (including related payroll taxes) of £43.6 million (2010: £31.3 million), allocated £2.5 million (2010: £2.1 million) in cost of revenues, £26.3 million (2010: £18.8 million) in research and development expenses, £8.6 million (2010: £6.0 million) in sales and marketing expenses and £6.2 million (2010: £4.4 million) in general and administrative expenses.

Also included within operating expenses for the quarter ended 30 September 2011 is amortisation of intangibles acquired on business combinations of £0.8 million (2010: £2.7 million), allocated £0.7 million (2010: £0.9 million) in research and development expenses and £0.1 million (2010: £1.8 million) in sales and marketing expenses.

(3) Accounts receivable, accrued and other liabilities, and current tax
Included within accounts receivable at 30 September 2011 are £6.3 million (31 December 2010: £8.7 million) of amounts recoverable on contracts.

Included within accrued and other liabilities at 30 September 2011 are £19.4 million (31 December 2010: £17.7 million) relating to the provision for payroll taxes on share awards, and £15.0 million (31 December 2010: £22.7 million) relating to employee bonus and sales commission provisions.

Total current tax assets and liabilities as at 30 September 2011 amounted to an overall net asset of £8.8 million (31 December 2010: net liability of £16.6 million). Share option and award tax benefits from exercises in Q1 2011 account for the majority of the movement. These benefits will be utilised against taxable profits during the remainder of the year.

(4) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q3 2011, Q3 2010, 9M 2011 and 9M 2010, are shown in notes 4.13 to 4.16.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q3 2011		Q3 2010		Q2 2011		9M 2011		9M 2010

Revenues (£’000)	120,167		100,353		117,837		354,027		292,649
Revenues ($’000)	192,310		158,120		190,162		567,966		451,715

Gross margin	94.9%		94.2%		94.8%		94.7%		94.0%
Operating expenses	60,462		56,642		59,368		180,150		157,759
Profit from operations	53,615		37,872		52,381		155,248		117,456
Operating margin	44.6%		37.7%		44.5%		43.9%		40.1%

Profit before tax	55,760		38,782		54,167		160,689		119,850
Earnings per share (diluted)	3.05	p	2.08	p	2.98	p	8.75	p	6.45	p

Cash	397,173		251,856		353,841		397,173		251,856
Cash generation	43,729		64,991		45,655		152,289		139,248

	(4.1)	(4.2)	(4.3)	(4.4)	(4.5)
	Q3 2011	Q3 2010	Q2 2011	9M 2011	9M 2010

Revenues (£’000)	120,167	100,353	117,837	354,027	292,649
ARM’s effective exchange rate ($/£)	1.60	1.58	1.61	1.60	1.54
Revenues ($’000)	192,310	158,120	190,162	567,966	451,715

	(4.6)	(4.7)
	30 September 2011	31 December 2010

Cash and cash equivalents	39,420	29,363
Short-term deposits	284,907	247,466
Long-term deposits	76,852	15,000
Less: Interest accrued	(4,006)	(1,728)
Total cash	397,173	290,101

	(4.8)	(4.9)	(4.10)	(4.11)	(4.12)
	Q3 2011	Q3 2010	Q2 2011	9M 2011	9M 2010

Normalised cash at end of period (as above)	397,173	251,856	353,841	397,173	251,856
Less: Normalised cash at beginning of period	(353,841)	(202,257)	(344,305)	(290,101)	(141,808)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	2,176	3,746	9,320	11,521	8,618
Add back: Cash outflow from acquisition costs	451	-	2,688	3,139	-
Add back: Cash outflow from payment of dividends	-	15,304	23,412	23,412	34,326
Add back: Cash outflow from restructuring payments	-	370	-	-	4,510
Add back: Cash outflow from share-based payroll taxes	226	91	308	12,202	3,022
Add back: Cash outflow from payments related to Linaro	829	621	929	2,636	1,859
Less: Cash inflow from exercise of share options	(3,285)	(4,740)	(538)	(7,693)	(23,135)
Normalised cash generation	43,729	64,991	45,655	152,289	139,248

(4.13) Normalised income statement for Q3 2011
	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition- related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	120,167	-	120,167	-	-	120,167

Cost of revenues	(6,090)	(804)	(6,894)	-	-	(6,894)

Gross profit	114,077	(804)	113,273	-	-	113,273

Research and development	(29,750)	(6,987)	(36,737)	(650)	-	(37,387)
Sales and marketing	(15,568)	(2,234)	(17,802)	(101)	(114)	(18,017)
General and administrative	(15,144)	(1,630)	(16,774)	-	(194)	(16,968)
Total operating expenses	(60,462)	(10,851)	(71,313)	(751)	(308)	(72,372)

Profit from operations	53,615	(11,655)	41,960	(751)	(308)	40,901

Investment income	2,145	-	2,145	-	-	2,145

Profit before tax	55,760	(11,655)	44,105	(751)	(308)	43,046
Tax	(13,829)	2,018	(11,811)	157	61	(11,593)

Profit for the period	41,931	(9,637)	32,294	(594)	(247)	31,453

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,375,969		1,375,969			1,375,969
Earnings per share – pence	3.05		2.35			2.29

ADSs outstanding (‘000)	458,656		458,656			458,656
Earnings per ADS – cents	14.24		10.97			10.68

(4.14) Normalised income statement for Q3 2010
	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition- related charges	Linaro - related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	100,353	-	100,353	-	-	-	100,353

Cost of revenues	(5,839)	(913)	(6,752)	-	-	-	(6,752)

Gross profit	94,514	(913)	93,601	-	-	-	93,601

Research and development	(26,392)	(7,858)	(34,250)	(871)	-	(3,169)	(38,290)
Sales and marketing	(13,337)	(2,490)	(15,827)	(1,870)	(114)	(35)	(17,846)
General and administrative	(16,913)	(1,833)	(18,746)	-	-	(43)	(18,789)
Total operating expenses	(56,642)	(12,181)	(68,823)	(2,741)	(114)	(3,247)	(74,925)

Profit from operations	37,872	(13,094)	24,778	(2,741)	(114)	(3,247)	18,676

Investment income	910	-	910	-	-	-	910

Profit before tax	38,782	(13,094)	25,688	(2,741)	(114)	(3,247)	19,586
Tax	(10,657)	3,917	(6,740)	1,010	32	909	(4,789)

Profit for the period	28,125	(9,177)	18,948	(1,731)	(82)	(2,338)	14,797

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,354,522		1,354,522				1,354,522
Earnings per share – pence	2.08		1.40				1.09

ADSs outstanding (‘000)	451,507		451,507				451,507
Earnings per ADS – cents	9.82		6.61				5.16

(4.15) Normalised income statement for 9M 2011
	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition- related charges	Linaro- related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Revenues	354,027	-	354,027	-	-	-	354,027

Cost of revenues	(18,629)	(2,511)	(21,140)	-	-	-	(21,140)

Gross profit	335,398	(2,511)	332,887	-	-	-	332,887

Research and development	(87,431)	(26,317)	(113,748)	(1,817)	-	(6,851)	(122,416)
Sales and marketing	(43,187)	(8,608)	(51,795)	(287)	(342)	-	(52,424)
General and administrative	(49,532)	(6,149)	(55,681)	-	(531)	-	(56,212)
Total operating expenses	(180,150)	(41,074)	(221,224)	(2,104)	(873)	-	(231,052)

Profit from operations	155,248	(43,585)	111,663	(2,104)	(873)	(6,851)	101,835

Investment income	5,441	-	5,441	-	-	-	5,441

Profit before tax	160,689	(43,585)	117,104	(2,104)	(873)	(6,851)	107,276
Tax	(40,496)	10,273	(30,223)	551	148	1,816	(27,708)

Profit for the period	120,193	(33,312)	86,881	(1,553)	(725)	(5,035)	79,568

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,374,175		1,374,175				1,374,175
Earnings per share – pence	8.75		6.32				5.79

ADSs outstanding (‘000)	458,058		458,058				458,058
Earnings per ADS – cents	40.88		29.55				27.06

(4.16) Normalised income statement for 9M 2010
	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition- related charges	Linaro- related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Revenues	292,649	-	292,649	-	-	-	292,649

Cost of revenues	(17,434)	(2,071)	(19,505)	-	-	-	(19,505)

Gross profit	275,215	(2,071)	273,144	-	-	-	273,144

Research and development	(77,950)	(18,851)	(96,801)	(2,873)	-	(3,441)	(103,115)
Sales and marketing	(38,188)	(5,991)	(44,179)	(5,729)	(342)	(151)	(50,401)
General and administrative	(41,621)	(4,401)	(46,022)	-	-	(893)	(46,915)
Total operating expenses	(157,759)	(29,243)	(187,002)	(8,602)	(342)	(4,485)	(200,431)

Profit from operations	117,456	(31,314)	86,142	(8,602)	(342)	(4,485)	72,713

Investment income	2,394	-	2,394	-	-	-	2,394

Profit before tax	119,850	(31,314)	88,536	(8,602)	(342)	(4,485)	75,107
Tax	(32,870)	9,501	(23,369)	3,175	96	1,256	(18,842)

Profit for the period	86,980	(21,813)	65,167	(5,427)	(246)	(3,229)	56,265

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,348,277		1,348,277				1,348,277
Earnings per share – pence	6.45		4.83				4.17

ADSs outstanding (‘000)	449,426		449,426				449,426
Earnings per ADS – cents	30.50		22.85				19.73

Notes

The results shown for Q3 2011, Q2 2011, Q3 2010, 9M 2011, and 9M 2010 are unaudited. The results shown for FY 2010 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2010 were approved by the Board of directors on 28 February 2011 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q3 2011 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2010 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2010.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 including (without limitation) under the captions, “Risk Factors” (on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.